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                                        :
          IN THE MATTER OF              :
                                        :
     MONONGAHELA POWER COMPANY and      :
     THE POTOMAC EDISON COMPANY         :
                                        :         CERTIFICATE PURSUANT
          File No. 70-9121              :              TO RULE 24
                                        :
        (Public Utility Holding         :
         Company Act of 1935)           :
                                        :





          Pursuant to Rule 24 of the regulations of the

Securities and Exchange Commission under the Public Utility

Holding Company Act of 1935, the undersigned hereby certifies that the transactions authorized by the Commission's Order dated

December 22, 1997 herein were carried out on  March 11, 1998,  in accordance with the terms and conditions and for the purposes represented by said Application or Declaration and the Order of the Commission with respect thereto.

          This Certificate is filed within 10 days of

consummation of the transactions.

                                        MONONGAHELA POWER COMPANY
                                        THE POTOMAC EDISON COMPANY


                                        By   /s/ Carol G. Russ
                                                 Carol G. Russ
                                                 Counsel

Dated:  March 11, 1998